Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated June 25, 2024

Registration Nos. 333-271248 and 333-271248-01

FINAL TERM SHEET

Vale Overseas Limited

US$1,000,000,000

6.400% Guaranteed Notes due 2054

Issuer:	Vale Overseas Limited
Guarantor:	Vale S.A.
Title of Securities:	6.400% Guaranteed Notes due 2054 (the “Notes”)
Aggregate Principal Amount:	US$1,000,000,000
Price to the Public:	99.235% of the principal amount plus accrued interest from June 28, 2024, if settlement occurs after that date
Gross Proceeds:	US$992,350,000
Annual Interest Rate:	6.400% from June 28, 2024 based upon a 360-day year consisting of twelve 30-day months
Maturity Date:	June 28, 2054
Interest Payment Dates:	Interest on the Notes will be payable semi-annually on June 28 and December 28 of each year, beginning on December 28, 2024
Yield to Maturity:	6.458%
Benchmark Treasury:	UST 4.250% due February 15, 2054
Benchmark Treasury Price:	98-06+
Benchmark Treasury Yield:	4.358%
Spread to Benchmark Treasury:	+210 bps
Pricing Date:	June 25, 2024
Settlement Date:	June 28, 2024 (T+3)
Minimum Denominations:	US$2,000/US$1,000

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Optional Redemption:

At any time prior to December 28, 2053 (the date that is six months prior to the maturity date of the Notes), the Company may redeem the Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of the principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, plus, in each case, accrued and unpaid interest on such Notes to the date of redemption.

At any time on or after December 28, 2053 (the date that is six months prior to the maturity date of the Notes), the Company may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on such Notes to the date of redemption.

Global Coordinators and Joint Bookrunners:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. MUFG Securities Americas Inc.
Joint Bookrunners:	BofA Securities, Inc. Goldman Sachs & Co. LLC Banco Bradesco BBI S.A. UBS Securities LLC
Offering Format:	SEC-Registered
CUSIP:	91911T AS2
ISIN:	US91911TAS24
Expected Listing:	Application will be made to list the Notes on the New York Stock Exchange.
Governing Law:	State of New York

The issuer expects that delivery of the Notes will be made against payment therefor on or about June 28, 2024, which will be the third business day in New York following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before the settlement may be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to one business day before the settlement should consult their own advisor.

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The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling: BMO Capital Markets Corp. at +1 (866) 864-7760; Citigroup Global Markets Inc. at +1 (800) 831-9146; Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030; HSBC Securities (USA) Inc. at +1 (866) 811-8049; MUFG Securities Americas Inc. +1 (877) 649-6848; BofA Securities, Inc. at +1 (800) 294-1322; Goldman Sachs & Co. LLC at +1 (866) 471-2526; Banco Bradesco BBI S.A. at +1 (646) 432-6642; or UBS Securities LLC at +1 (888) 827-7275.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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